Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

CLOSING OF THE DISPOSAL OF 60% EQUITY INTEREST IN BEIJING PIPELINE

AND 75% EQUITY INTEREST IN DALIAN LNG BY KUNLUN ENERGY, A

NON-WHOLLY OWNED SUBSIDIARY OF THE COMPANY

We refer to the announcement of PetroChina Company Limited (the “Company”) dated 22 December 2020 (the “Announcement”) in relation to the disposal of 60% equity interest in Beijing Pipeline and 75% equity interest in Dalian LNG by Kunlun Energy, a non-wholly owned subsidiary of the Company. Unless otherwise defined, capitalized terms used in this announcement shall have the same meanings as those defined in the Announcement.

The Board is pleased to announce that all of the conditions precedent set out in the Equity Transfer Agreement have been satisfied. The corresponding rights, obligations, responsibilities and risks of the Target Shares have been transferred from Kunlun Energy to PipeChina at 24:00 on 31 March 2021.

By order of the Board
PetroChina Company Limited
Company Secretary
Chai Shouping

Beijing, the PRC

1 April 2020

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Duan Liangwei, Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Huang Yongzhang as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.